Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of American CareSource Holdings, Inc. of our report dated February 28, 2014, relating to our audits of the consolidated financial statements of American CareSource Holdings, Inc. as of and for the years ended December 31, 2013 and 2012, and our audit report dated July 16, 2014, relating to our audit of the combined financial statements of CorrectMed Locust Grove, LLC and CorrectMed Scott, LLC as of and for the year ended December 31, 2013, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the caption “Experts” in such Prospectus.

/s/ McGladrey LLP

Des Moines, Iowa

February 6, 2015